OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A   Amendment No. 3
Under the Securities and Exchange Act of 1934

New Century Financial Corporation
Name of Issuer

common stock
Title of Class of Securities

CUSIP Number 6435EV108

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2007
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		1,992,271
Beneficially
Owned By Each	8	Shared Voting		   758,529
Reporting Person
With			9	Sole Dispositive	1,992,271

			10	Shared Dispositive	   758,529

11	Aggregate Amount Beneficially owned	2,001,171

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  3.61	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust
2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		131,394
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	131,394

11	Aggregate Amount Beneficially owned	131,394

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.24 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,900

11	Aggregate Amount Beneficially owned	3,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01    %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		   615,560
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	   615,560

11	Aggregate Amount Beneficially owned	   	  0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	   0  %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		615,560
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	615,560

11	Aggregate Amount Beneficially owned	615,560

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 1.11  %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Samuel J Heller

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,675
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,675

11	Aggregate Amount Beneficially owned	2,675

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Samuel J Heller Irrevocable Trust


2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			OO

5	Check if Disclosure


6	Citizenship				U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,675
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,675

11	Aggregate Amount Beneficially owned	2,675

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01    %

14	Type of Reporting Person			OO

















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		5,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	5,000

11	Aggregate Amount Beneficially owned	5,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.01  %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.0    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Tova Financial, Inc. Charitable
					Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.0    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person			ZAK Group LLC

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,100

11	Aggregate Amount Beneficially owned	2,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.00 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	David Zlatin

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		1,551
Beneficially
Owned By Each	8	Shared Voting		7,100
Reporting Person
With			9	Sole Dispositive	1,551

			10	Shared Dispositive	7,100

11	Aggregate Amount Beneficially owned	8,651

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.02	 %

14	Type of Reporting Person			IN



















1	Name of Reporting Person	David  Zlatin and Gilda Zlatin JTWROS


2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00  %

14	Type of Reporting Person			IN















1	Name of Reporting Person	Gilda Zlatin

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		    374
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive	   374

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	   374

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.0  %

14	Type of Reporting Person			IN


















There are no changes to the Schedule 13D, as amended except as set forth in this third amendment.


Item	4.	Purpose of Transaction

The following member group decreased their holdings and ceased to be beneficial owners of more than five percent of the common stock of New Century Financial Corporation.


Howard Amster
Howard Amster 2005 CRUT
Amster Limited Partnership
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrusts
Samuel J Heller
Samuel J Heller Irrevocable Trust
Ramat Securities Ltd.
Tova Financial, Inc.
Tova Financial, Inc. Charitable Remainder Unitrust
ZAK Group, Ltd.
David Zlatin
David Zlatin and Gilda Zlatin JTWROS
Gilda Zlatin


Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 55,470,607 shares as of  October 31, 2006 referenced in the 10-Q for period ending
September 30, 2006.
(a)(b)	The aggregate amount owned by this Reporting Group is
2,752,725 shares or 4.96 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 1,992,171 shares or 3.59 % of the common outstanding shares.

Howard M Amster 2005 Charitable Remainder Unitrust owns
131,394 shares or 0.24 % of the common outstanding shares.

Amster Ltd. Partnership owns 1,800 common shares or 0.00 % of the common outstanding shares

Amster Trading Company Charitable Remainder Unitrusts own 615,560 shares or 1.11 % of the common outstanding shares.

Samuel J Heller Irrevocable trust owns 2,675 shares or 0.01 % of the common outstanding shares.

Ramat Securities Ltd. owns 5,000 common shares or
0.01 % of the common outstanding shares.

Tova Financial, Inc. owns 0 common shares or
0.0 % of the common outstanding shares.

Tova Financial, Inc. Charitable Remainder Unitrust owns 0 common shares or 0.0 % of the common outstanding shares.

ZAK Group LLC owns 2,100 common shares or
0.0 % of the common outstanding shares.

David Zlatin owns 1,551 common shares or
0.0	% of the common outstanding shares.

David Zlatin and Gilda Zlatin own 0 common shares or 0.0% of the common outstanding shares.

Gilda Zlatin owns 374 common shares or
0.0 % of the common outstanding shares.



c)	Description of Transactions

All transactions were executed on a listed stock exchange as an open market transaction with Bear, Stearns Securities
Corp. as executing broker.


Sold

Howard Amster	03/05/07	77,000		  5.42
individual
retirement account

Ramat Securities	02/28/07	23,000		14.85
Ltd.			03/05/07	  9,431		  5.67
			03/05/07	95,000		  5.54

Tova Financial, Inc.	02/15/07	  3,100		19.10

Tova Financial, Inc.	03/05/07	  5,800		  6.38
Charitable Remainder
Unitrust

David Zlatin and	02/15/07	    100		19.10
Gilda Zlatin
JTWROS


e)	The following member group ceased to be
beneficial owners of more than five percent of New
Century Financial Corp common stock on March 5, 2007.

Howard Amster
Howard Amster 2005 CRUT
Amster Limited Partnership
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrusts
Samuel J Heller
Samuel J Heller Irrevocable Trust
Ramat Securities Ltd.
Tova Financial, Inc.
Tova Financial, Inc. Charitable Remainder Unitrust
ZAK Group, Ltd.
David Zlatin
David Zlatin and Gilda Zlatin JTWROS
Gilda Zlatin



Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		March 5, 2007


/s/
Howard Amster





/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Amster Limited Partnership
By:	Howard Amster
Title:	General Partner


/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee


/s/
Samuel J Heller



/s/
Samuel J Heller Irrevocable Trust
By:	Howard Amster
Title:	Trustee



/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal






/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President



/s/
Tova Financial , Inc. Charitable Remainder Unitrust
By:	David Zlatin & Gilda Zlatin
Title:	Co-trustees



/s/
Zak Group LLC
By:	David Zlatin
Title:	Member



/s/
David Zlatin



/s/
David Zlatin	and 	Gilda Zlatin	JTWROS



/s/
Gilda Zlatin